Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

CONTINUING CONNECTED TRANSACTIONS

GAMING PRODUCT PURCHASE FRAMEWORK AGREEMENTS

On December 18, 2014, (a) a Company subsidiary, MCM, and Dolphin Products entered into the Macau Framework Agreement; and (b) a Company subsidiary, MCE Leisure, and Dolphin Products entered into the PHP Framework Agreement, under which MCM and MCE Leisure will purchase, from time to time, the Gaming Products from the Dolphin Products Group for a term of three years commencing from January 1, 2015. The Annual Caps for each of the three financial years ending December 31, 2017 are USD18,000,000, USD6,000,000 and USD5,000,000, respectively.

Melco is a controlling shareholder of the Company. Dolphin Products, being a subsidiary of Melco, is a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the Framework Agreements constitute continuing connected transactions of the Company under the Listing Rules.

As one or more of the applicable percentage ratios in respect of the Annual Caps exceed 0.1% but are less than 5%, the transactions are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirement under the Listing Rules.

INTRODUCTION

As disclosed in the Company’s listing document dated November 30, 2011, the Group has been purchasing gaming equiptment, gaming chips and related products from the Dolphin Products Group and in the past years, such purchases were maintained at an insignificant amount, which were fully exempt from reporting, announcement or independent shareholders’ approval requirements under the Listing Rules.

In light of the expected opening of new casino resorts in the future, the Company expects the purchases of Gaming Products from the Dolphin Products Group would increase in the coming years. Therefore, on December 18, 2014, (a) MCM and Dolphin Products entered into the Macau Framework Agreement; and (b) MCE Leisure and Dolphin Products entered into the PHP Framework Agreement.

FRAMEWORK AGREEMENTS

Particulars of the Framework Agreements are as follows:

Date

December 18, 2014

Parties

For Macau Framework Agreement:

MCM (as purchaser)

Dolphin Products (as supplier)

For PHP Framework Agreement:

MCE Leisure (as purchaser)

Dolphin Products (as supplier)

Nature of transactions

MCM and MCE Leisure will purchase, from time to time, the Gaming Products from the Dolphin Products Group.

Historical transaction amounts

The following table sets out the historical purchase amounts of Gaming Products by the Group from the Dolphin Products Group, for each of the two years ended December 31, 2012 and 2013, and the eleven months ended November 30, 2014:

	For the year ended December 31, 2012		For the year ended December 31, 2013		For the eleven months ended November 30, 2014

Actual purchase of Gaming Products by MCM	USD	1,511,000	USD	597,000	USD	545,000
Actual purchase of Gaming Products by MCE Leisure		Nil		Nil	USD	4,045,000

The applicable ratio in respect of the historical transaction amounts did not exceed 0.1%, therefore, the purchases were fully exempt from reporting, announcement or independent shareholders’ approval requirements under the Listing Rules in the previous years.

Pricing

The price of the Gaming Products payable by MCM or MCE Leisure to the Dolphin Products Group shall be determined in accordance with the then prevailing market price. In any event, such price shall not be less favorable to MCM or MCE Leisure, than those charged by Dolphin Products Group to independent third parties, and on terms no less favorable to MCM or MCE Leisure than those obtainable from independent third parties at the relevant time, generally having regard to the quantity, quality and specifications of the products ordered and other special circumstances.

Parties may enter into contracts or orders setting out the detailed terms for the purchase of Gaming Products, from time to time, including the actual Gaming Products and model, purchase quantity and payment terms.

Annual Caps and basis of determination

The following table sets out the estimated aggregate purchase amounts of Gaming Products by the Group from the Dolphin Products Group, under the Framework Agreements, for each of the three years ending December 31, 2017:

	For the year ending December 31, 2015		For the year ending December 31, 2016		For the year ending December 31, 2017

Estimated purchase under the Macau Framework Agreement	USD	12,000,000	USD	3,000,000	USD	3,000,000
Estimated purchase under the PHP Framework Agreement	USD	6,000,000	USD	3,000,000	USD	2,000,000

Annual Caps	USD	18,000,000	USD	6,000,000	USD	5,000,000

The Directors determined the proposed Annual Caps with reference to: (i) the historical transactions conducted and transaction amounts in respect of purchase of Gaming Products by the Group from the Dolphin Products Group; (ii) the increase in demand of Gaming Products based on the expected grand opening of the new casino resorts of the Group in 2015; and (iii) the upward adjustment in prices of Gaming Products in future due to general inflation.

REASONS FOR AND BENEFITS OF ENTERING INTO THE TRANSACTION

The Directors (including the independent non-executive Directors) considered the execution of the Framework Agreements would be consistent with the business and commercial objectives of the Group and for compliance with the Listing Rules requirements.

The Directors (including the independent non-executive Directors) considered that the terms of the Framework Agreements to be on normal commercial terms, being fair and reasonable, in the Group’s ordinary and usual course of business and in the best interest of the Company and its shareholders as a whole.

Mr. Lawrence Yau Lung Ho (Executive Director and Co-Chairman of the Board) being the ultimate shareholder of Melco (the ultimate holding company of Dolphin Products), was deemed to have a material interest in the Framework Agreements, and Mr. Clarence Yuk Man Chung (Non-executive Director) being a director of Dolphin Products, abstained from voting at the Board resolutions for considering and approving the Framework Agreements and the Annual Caps. Other than Mr. Lawrence Yau Lung Ho and Mr. Clarence Yuk Man Chung, to the best of the Directors’ knowledge and information, no other Directors had a material interest in the transactions contemplated under the Framework Agreements or otherwise required to abstain from voting from the Board resolutions for considering and approving the same under the articles of association of the Company or applicable laws and regulations.

INFORMATION ABOUT THE GROUP AND THE COUNTERPARTY

Melco Crown Entertainment, with its shares listed on the Main Board of the Stock Exchange (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. In Macau, Melco Crown Entertainment, through MCM, currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, is developing and will operate and manage City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown. com.

Dolphin Products is principally engaged in design, manufacture and distribution of gaming chips and plaques.

LISTING RULES IMPLICATIONS

Melco is a controlling shareholder of the Company. Dolphin Products, being a subsidiary of Melco, is a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the Framework Agreements constitute continuing connected transactions of the Company under the Listing Rules.

As one or more of the applicable percentage ratios in respect of the Annual Caps exceed 0.1% but are less than 5%, the transactions are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirement under the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context otherwise requires:-

“Annual Caps”	the proposed aggregate maximum transaction amounts under the Framework Agreements for each of the three years ending December 31, 2017

“Board”	the board of directors of the Company

“Company” or “Melco Crown Entertainment”	Melco Crown Entertainment Limited, a company incorporated under the laws of the Cayman Islands with limited liability, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL)

“Director(s)”	director(s) of the Company

“Dolphin Products”	Dolphin Products Limited, a company incorporated under the laws of Hong Kong with limited liability, and an indirect subsidiary of Entertainment Gaming Asia Inc., a NASDAQ listed company in which Melco holds approximately 64.8% as of the date of this announcement

“Dolphin Products Group”	Dolphin Products, its holding companies and subsidiaries

“Framework Agreements”	collectively, the Macau Framework Agreement and the PHP Framework Agreement

“Gaming Products”	gaming equipment, gaming chips, gaming plaques and related products

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Macau”	the Macau Special Administrative Region of the People’s Republic of China

“Macau Framework Agreement”	the gaming product purchase framework agreement dated December 18, 2014 entered into between MCM and Dolphin Products in relation to the sale and purchase of Gaming Products for Altira, City of Dreams Macau, Mocha Clubs and Studio City

“MCE Leisure”	MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines, and a subsidiary of the Company

“MCM”	Melco Crown (Macau) Limited, a company incorporated under the laws of Macau with limited liability, and a subsidiary of the Company

“Melco”	Melco International Development Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Stock Exchange, and a controlling shareholder of the Company through Melco Leisure and Entertainment Group Limited

“PHP Framework Agreement”	the gaming product purchase framework agreement dated December 18, 2014 entered into between MCE Leisure and Dolphin Products in relation to the sale and purchase of Gaming Products for City of Dreams Manila

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“USD”	United States dollars, the lawful currency of the United States of America, including its territories and possessions

“%”	percent.

By Order of the Board Melco Crown Entertainment Limited Stephanie Cheung Company Secretary

Macau, December 18, 2014

As of the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.